Exhibit 4.2

THE TATA CODE OF CONDUCT

CORPORATE CONDUCT

1. National Interest

A TATA Company shall be committed in all its actions to benefit the economic development of the countries in which it operates and shall not engage in any activity that would adversely affect such objective. It shall not undertake any project or activity to the detriment of the Nation’s interests or those that will have any adverse impact on the social and cultural life patterns of its citizens. A TATA Company shall conduct its business affairs in accordance with the economic, development and foreign policies, objectives and priorities of the Nation’s government and shall strive to make a positive contribution to the achievement of such goals at the international, national and regional level as appropriate.

2. Financial Reporting and Records

A TATA Company shall prepare and maintain its accounts fairly and accurately in accordance with the accounting and financial reporting standards which represent the generally accepted guidelines, principles, standards, laws and regulations of the country in which the Company conducts its business affairs.

Internal accounting and audit procedures shall fairly and accurately reflect all of the Company’s business transactions and disposition of assets. All required information shall be accessible to company auditors and other authorised parties and government agencies. There shall be no wilful omissions of any company transactions from the books and records, no advance income recognition and no hidden bank account and funds.

Any wilful material misrepresentation of and/or misinformation on the financial accounts and reports shall be regarded as a violation of the Code apart from inviting appropriate civil or criminal action under the relevant laws.

3. Competition

A TATA Company shall fully strive for the establishment and support of a competitive open market economy in India and abroad and shall co-operate in the efforts to promote the progressive and judicious liberalisation of trade and investment by a country. Specifically, a TATA Company shall not engage in activities which generate or support the formation of monopolies, dominant market positions, cartels and similar unfair trade practices.

A TATA company shall market its products and services on its own merits and shall not make unfair and misleading statements about competitors’ products and services. Any collection of competitive information shall be made only in the normal course of business and shall be obtained only through legally permitted sources and means.

4. Equal-Opportunities Employer

A TATA Company shall provide equal opportunities to all its employees and all qualified applicants for employment without regard to their race, caste, religion, colour, ancestry, marital status, sex, age, nationality, disability and veteran status. Employees of a TATA Company shall be treated with dignity and in accordance with the TATA policy to maintain a work environment free of sexual harassment, whether physical, verbal or psychological. Employee policies and practices shall be administered in a manner that would ensure that in all matters equal opportunity is provided to those eligible and the decisions are merit-based.

5. Gifts and Donations

A TATA Company and its employees shall neither receive nor offer or make, directly or indirectly, any illegal payments, remuneration, gifts, donations or comparable benefits which are intended to or perceived to obtain business or un-competitive favours for the conduct of its business. However, a TATA Company and its employees may accept and offer nominal gifts which are customarily given and are of commemorative nature for special events.

6. Government Agencies

A TATA Company and its employees shall not offer or give any company funds or property as donation to any government agencies or their representatives, directly or through intermediaries, in order to obtain any favourable performance of official duties.

7. Political Non-Alignment

A TATA Company shall be committed to and support a functioning democratic constitution and system with a transparent and fair electoral system in India. A TATA company shall not support directly or indirectly any specific political party or candidate for political office. The Company shall not offer or give any company funds or property as donations, directly or indirectly, to any specific political party, candidate or campaign.

8. Health, Safety and Environment

A TATA Company shall strive to provide a safe and healthy working environment and comply, in the conduct of its business affairs, with all regulations regarding the preservation of the environment of the territory it operates in. A TATA Company shall be committed to prevent the wasteful use of natural resources and minimise any hazardous impact of the development, production, use and disposal of any of its products and services on the ecological environment.

9. Quality of Products and Services

A TATA Company shall be committed to supply goods and services of the highest quality standards backed by efficient after-sales service consistent with the requirements of the customers to ensure their total satisfaction. The quality standards of the Company’s goods and services should at least meet the required national standards and the Company should endeavour to achieve international standards.

10. Corporate Citizenship

A TATA company shall be committed to be a good corporate citizen not only in compliance with all relevant laws and regulations but also by actively assisting in the improvement of the quality of life of the people in the communities in which it operates with the objective of making them self reliant. Such social responsibility would comprise, to initiate and support community initiatives in the field of community health and family welfare, water management, vocational training, education and literacy and encourage application of modern scientific and managerial techniques and expertise. This will be reviewed periodically in consonance with national and regional priorities. The company would also not treat these activities as optional ones but would strive to incorporate them as integral part of its business plan. The company would also encourage volunteering amongst its employees and help them to work in the communities. Tata companies are encouraged to develop social accounting systems and to carry out social audit of their operations.

11. Co-operation of TATA Companies

A TATA Company shall co-operate with other TATA Companies by sharing physical, human and management resources as long as this does not adversely affect its business interests and shareholder value.

In the procurement of products and services a TATA Company shall give preference to another TATA company as long as it can provide these on competitive terms relative to third parties.

12. Public Representation of the Company & the Group

The TATA Group honours the information requirements of the public and its stakeholders. In all its public appearance with respect to disclosing company and business information to public constituencies such as the media, the financial community, employees and shareholders, a TATA Company or the Tata Group shall be represented only by specifically authorised directors and employees. It will be the sole responsibility of these authorised representatives to disclose information on the Company.

13. Third Party Representation

Parties which have business dealings with the TATA Group but are not members of the Group such as consultants, agents, sales representatives, distributors, contractors, suppliers, etc. shall not be authorised to represent a TATA Company if their business conduct and ethics are known to be inconsistent with the Code.

14. Use of the TATA Brand

The use of the TATA name and trademark owned by Tata Sons shall be governed by manuals, codes and agreements to be issued by Tata Sons. The use of the TATA brand is defined in and regulated by the TATA Brand Equity & Business Promotion Agreement.

15. Group Policies

A TATA company shall recommend to its Board of Directors the adoption of policies and guidelines periodically formulated by Tata Sons.

16. Shareholders

A TATA Company shall be committed to enhance shareholder value and comply with all regulations and laws that govern shareholders’ rights. The Board of Directors of a TATA Company shall duly and fairly inform its shareholders about all relevant aspects of the Company’s business and disclose such information in accordance with the respective regulations and agreements.

EMPLOYEES’ CONDUCT

1. Ethical Conduct

Every employee of a TATA Company, which shall include Whole-time Directors and the Managing Director, shall deal on behalf of the Company with professionalism, honesty, integrity as well as high moral and ethical standards. Such conduct shall be fair and transparent and be perceived to be as such by third parties.

Every employee shall be responsible for the implementation of and compliance with the Code in his professional environment. Failure to adhere to the Code could attract the most severe consequences including termination of employment.

2. Regulatory Compliance

Every employee of a TATA Company shall, in his business conduct, comply with all applicable laws and regulations, both in letter and in spirit, in all the territories in which he operates. If the ethical and professional standards set out in the applicable laws and regulations are below that of the Code then the standards of the Code shall prevail.

3. Concurrent Employment

An employee of a TATA Company shall not, without the prior approval of the Managing Director of the Company accept employment or a position of responsibility (such as a consultant or a director) with any other company, nor provide “free-lance” services to anyone. In the case of a Whole-time Director or the Managing Director such prior approval must be obtained from the Board of Director of the Company.

4. Conflict of Interest

An employee of a TATA Company shall not engage in any business, relationship or activity which might detrimentally conflict with the interest of his Company or the Group. A conflict of interest, actual or potential, may arise where, directly or indirectly, (a) an employee of a TATA Company engages in a business, relationship or activity with anyone who is party to a transaction with his Company, (b) an employee is in a position to derive a personal benefit or a benefit to any of his relatives by making or influencing decisions relating to any transaction, and (c) an independent judgement of the Company’s or Group’s best interest cannot be exercised.

The main areas of such actual or potential conflicts of interest would include the following:

(i)	Financial interest of an employee of a TATA Company or his relatives including the holding of an investment in the subscribed share capital of any company or a share in any firm which is an actual or potential competitor, supplier, customer, distributor, joint venture or other alliance partner of the TATA company. (The ownership of upto 1% of the subscribed share capital of a publicly held company shall not ordinarily constitute a financial interest for this purpose.)

(ii)	An employee of a TATA company conducting business on behalf of his Company or being in a position to influence a decision with regard to his Company’s business with a supplier or customer of which his relative is a principal officer or representative resulting in a benefit to him or his relative.

(iii)	Award of benefits such as increase in salary or other remuneration, posting, promotion or recruitment of a relative of an employee of a TATA Company where such an individual is in a position to influence the decision with regard to such benefits.

(iv)	Acceptance of gifts, donations, hospitality and/or entertainment beyond the customary level from existing or potential suppliers, customers or other third parties which have business dealings with the Company.

Notwithstanding that such or other instances of conflict of interest exist due to any historical reasons, adequate and full disclosure by the interested employees should be made to the company’s management. It is also incumbent upon every employee to make a full disclosure of any interest which the employee or the employee’s immediate family, which would include parents, spouse and children, may have in a company or firm which is a supplier, customer, distributor of or has other business dealings with his Company.

Every employee who is required to make a disclosure as mentioned above shall do so, in writing, to his immediate superior who shall forward the information along with his comments to the person designated for this purpose by the MD/CEO who in turn will place it before the MD/CEO and/or the Board of Directors/Executive Committee appointed by the Board and, upon a decision being taken in the matter, the employee concerned will be required to take necessary action as advised to resolve/avoid the conflict.

If an employee fails to make a disclosure as required therein and the management of its own accord becomes aware of an instance of conflict of interest that ought to have been disclosed by the employee, the management would take a serious view of the matter and consider suitable disciplinary action against the employee.

5. Securities Transactions and Confidential Information

An employee of a TATA Company and his immediate family shall not derive any benefit or assist others to derive any benefit from the access to and possession of information about the Company or the Group which is not in the public domain and thus constitutes insider information.

An employee of a TATA Company shall not use or proliferate information which is not available to the investing public and which therefore constitutes insider information for making or giving advice on investment decisions on the securities of the respective TATA Company on which such insider information has been obtained.

Such insider information might include the following:

•	acquisition and divestiture of businesses or business units

•	financial information such as profits, earnings and dividends

•	announcement of new product introductions or developments

•	asset revaluations

•	investment decisions/plans

•	restructuring plans

•	major supply and delivery agreements

•	raising finances

6. Protecting Company Assets

The assets of a TATA Company should not be misused but employed for the purpose of conducting the business for which they are duly authorised. These include tangible assets such as equipment and machinery, systems, facilities, materials, resources as well as intangible assets such as proprietary information, relationships with customers and suppliers, etc.

7. Citizenship

An employee of a TATA Company shall in his private life be free to pursue an active role in civic or political affairs as long as it does not adversely affect the business or interests of the Company or the Group.

8. Integrity of data furnished

Every employee of a TATA Company shall ensure at all times the integrity of data or information furnished by him to the Company.

9. Reporting concerns

Every employee of a TATA Company shall promptly report to the Management any actual or possible violation of the Code or an event he becomes aware of that could affect the business or reputation of his or any other TATA Company.